                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934

                  For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _______ to _________

                  Commission file numbers 1-2116 and 333-32530



         TRIANGLE PACIFIC CORP. NON-UNION HOURLY EMPLOYEES' 401(K) PLAN
                            (Full title of the Plan)

                        ARMSTRONG WORLD INDUSTRIES, INC.
                            ARMSTRONG HOLDINGS, INC.
               2500 Columbia Avenue Lancaster, Pennsylvania 17604
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                                                        Page
Item 1.     Independent Auditors' Report                                                                 4
            ----------------------------

Item 2.     Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000             5
            --------------------------------------------------------------------------------

Item 3.     Statements of Changes in Net Assets Available for Benefits for the years ended
            -------------------------------------------------------------------------------
            December 31, 2001 and 2000                                                                   6
            --------------------------

Notes to Financial Statements                                                                            7

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                          13

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

Exhibits
--------
Consent of Independent Auditors                                                                         14

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                         TRIANGLE PACIFIC CORP.
                                         NON-UNION HOURLY EMPLOYEES' 401(K) PLAN



July 1, 2002                             By: /s/: Donald C. Fetzer, Jr.
                                         ------------------------------

                                         Donald C. Fetzer, Jr., Member of the
                                         Administrative Committee

                          Independent Auditors' Report
                          ----------------------------

To   the Profit Sharing Committee of the
     Triangle Pacific Corp. Non-Union Hourly
     Employees' 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Triangle Pacific Corp. Non-Union Hourly Employees' 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Triangle Pacific Corp. Non-Union Hourly Employees' 401(k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                              /S/ KPMG LLP

Dallas, Texas
May 24, 2002

                             TRIANGLE PACIFIC CORP.
                     NON-UNION HOURLY EMPLOYEES 401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000

                                                           2001          2000
                                                      ------------  ------------
Assets:
   Investments, at fair value (note 5):
      Armstrong Holdings, Inc. common stock          $      5,133         8,277
      Fidelity Magellan Fund                              193,254       198,914
      Fidelity Equity Income Fund                         254,022       231,114
      Fidelity Intermediate Bond Fund                     148,607       119,463
      Fidelity Overseas Fund                               23,337        23,248
      Fidelity Asset Manager Fund                          87,073        75,608
      Fidelity Retirement Money Market Fund               211,303       191,616
      Participant loans                                     6,800           --
                                                      ------------  ------------
          Total investments                               929,529       848,240
   Receivables:
      Participants (note 2)                                 4,356         3,856
                                                      ------------  ------------
          Total assets                                    933,885       852,096
                                                      ------------  ------------
          Net assets available for benefits          $    933,885       852,096
                                                      ============  ============

See accompanying notes to financial statements.

                             TRIANGLE PACIFIC CORP.
                     NON-UNION HOURLY EMPLOYEES 401(k) PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2001 and 2000

                                                                    2001              2000
                                                                -------------    ------------
Additions to net assets attributed to:
   Investment income (loss):
      Interest and dividend income                             $      30,615          52,944
      Net depreciation in fair value of investments (note 5)         (50,706)        (50,303)
                                                                -------------    ------------
          Net investment income (loss)                               (20,091)          2,641
   Contributions:
      Participants (note 2)                                          202,221         190,080
                                                                -------------    ------------
          Total additions                                            182,130         192,721
Deductions from net assets attributed to:

   Benefits paid to participants (notes 2 and 3)                    (100,341)        (87,289)
                                                                -------------    ------------
          Net increase                                                81,789         105,432
Net assets available for benefits at beginning of year               852,096         746,664
                                                                -------------    ------------
Net assets available for benefits at end of year               $     933,885         852,096
                                                                =============    ============


See accompanying notes to financial statements.

                             TRIANGLE PACIFIC CORP.
                     NON-UNION HOURLY EMPLOYEES' 401(K) PLAN

                          Notes to Financial Statements
                           December 31, 2001 and 2000

(1)  General Information

     The Triangle Pacific Corp. Non-Union Hourly Employees' 401(k) Plan (the
     Plan) became effective on July 1, 1996. On July 22, 1998, Armstrong Wood Products, Inc. (formerly known as Triangle Pacific Corp.) was acquired by Armstrong World Industries, Inc. (a subsidiary of Armstrong Holdings, Inc.). The Board of Directors of Armstrong Wood Products, Inc. intends to continue providing retirement benefits through the Company's defined contribution plans.

(2)  Description of the Plan

     The following description of the Plan provides only general information. Participants should refer to the Plan document for more detailed information.

     (a)  General

          The Plan is a defined contribution plan which provides retirement benefits to hourly employees of Armstrong Wood Products, Inc. (the Company) who are not members of a collective bargaining agreement who work at least 1,000 hours annually, with new participants required to be at least 21 years of age and employed by the Company at least one year. In 2001, the Plan was amended to lower the age requirement to 18 years of age and eliminate the one year work requirement. The Plan is administered by Bruce Hardwood Flooring, LLC, a subsidiary of Armstrong Wood Products, Inc. and advised by the profit sharing Committee appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Contributions

          Participants are permitted to contribute up to 10% of their eligible compensation to the Plan, as defined by the Plan documents. Participants may elect to invest their contributions in any of the available investment funds offered by Fidelity Management Trust Company, the Trustee. Participants are able to direct all contributions to their account in 10% increments to the investment funds offered by the Trustee. Participants are immediately fully vested in their voluntary contributions plus actual earnings thereon.

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contribution and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                             TRIANGLE PACIFIC CORP.
                     NON-UNION HOURLY EMPLOYEES' 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


     (d)  Investment Options

          Elective and nondeductible contributions may be invested in a guaranteed income fund, fixed income funds, equity funds, or a money market fund at the option of the participating employee. The Plan has investment options available to which participants may allocate their contributions as follows:

          . Armstrong Holdings, Inc. Common Stock - Effective April 1, 1999, the Plan was amended to include Armstrong World Industries, Inc. common stock as one of the investment options. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. Armstrong Holdings, Inc. is publicly traded on the New York Stock Exchange. On December 6, 2000, Armstrong World Industries, Inc. filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. Armstrong Wood Products, Inc. was not included in the filing. As of December 19, 2000, the Plan was amended to eliminate the Armstrong Holdings, Inc. Common Stock fund as an investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.

          . Fidelity Magellan Fund - The Fidelity Magellan Fund is a diversified portfolio of common stocks of domestic and foreign issuers. The portfolio seeks capital appreciation by investing in growth stocks, value stocks, or both.

          . Fidelity Equity Income Fund - The Fidelity Equity Income Fund has a primary objective of seeking reasonable income by investing 65% of total assets in foreign and domestic income producing equity securities, such as stocks, bonds, and other debt securities. The fund also seeks capital appreciation when consistent with its primary objective.

          . Fidelity Intermediate Bond Fund - The Fidelity Intermediate Bond Fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers Intermediate Government/Corporate Bond Index is used as a guide in structuring the fund and selecting the investments.

          . Fidelity Overseas Fund - The Fidelity Overseas Fund seeks long-term growth of capital by primarily investing in the common stock of foreign issuers.

          . Fidelity Asset Manager Fund - The Fidelity Asset Manager Fund strives for high total return with reduced risk over the long term. The fund pursues this goal with diversified investments of stocks, bonds, short-term and money market instruments, both domestic and international, while maintaining a diversified mix of securities.

          . Fidelity Retirement Money Market Fund - The Fidelity Retirement Money Market Fund seeks to earn a high level of current income while maintaining a stable $1.00 share price by investing in high-quality, short-term securities. These securities may include, but are not limited to, high-quality, short-term U.S. dollar-denominated money market securities, domestic, and foreign issuers.

                             TRIANGLE PACIFIC CORP.
                     NON-UNION HOURLY EMPLOYEES' 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


     (e)  Payment of Benefits

          On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum distribution or a rollover into another investment. Any disbursement less than $3,500 is required to become distributed in a lump-sum payment. The timing of the lump-sum payment will be determined by the Plan administrator or disbursed within 30 days upon filing a notice with the Employee Benefits Department.

     (f)  Participant Loans

          Effective November 1, 2001, the Plan was amended to allow participant loans. Participants may borrow from the Plan an amount greater than $1,000 but less than 50% of the participant's vested account balance. In no event can the participant borrow more than $50,000. Loans are for a period not to exceed five years and bear interest at 1% above the prime rate of interest being charged by local banks at the time the loan is authorized. The interest rate at December 31, 2001 was 5.75%.

(3)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value and have been determined based on closing market quotations. Purchases and sales of securities are recorded by the trustee at current cost on the trade date. Realized and unrealized gains (losses) on investments are based on the fair value of the assets at the beginning of the Plan year or at the time of purchase during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (c)  Administration Expenses

          In accordance with the provisions of the Plan, unless paid by the Company, all costs of administering the Plan are charged to the Plan. During 2001 and 2000, all significant expenses were paid by the Company ($5,155 in 2001 and $8,783 in 2000).

     (d)  Payment of Benefits

          Benefits are recorded when distributed.

     (e)  Rollover Contributions

          Employee rollovers represent receipts from employees receiving distributions from their previous employers' qualified plan(s).

                             TRIANGLE PACIFIC CORP.
                     NON-UNION HOURLY EMPLOYEES' 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


     (f)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (g)  New Accounting Pronouncements

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives in its statement of net assets and measure those instruments at fair value with changes recognized in the statement of changes in net assets.

          SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a material impact on the Plan financial statements.

(4)  Units

     Participant accounts are assigned investment fund units/shares. The net asset value per unit/share by fund/account for the 2001 and 2000 calendar quarters ended is as follows:



                                                               2001 quarters ended                              Units at
                                        ------------------------------------------------------------------    December 31,
                                          March 31           June 30       September 30      December 31          2001
                                        --------------    --------------   --------------   --------------    --------------
      Armstrong Holdings, Inc.
          common stock                  $       4.05              3.55             2.73             3.41          1,505
      Fidelity Magellan Fund                  104.50            111.09            94.03           104.22          1,854
      Fidelity Equity Income Fund              49.77             52.19            45.62            48.77          5,209
      Fidelity Intermediate Bond
          Fund                                 10.22             10.14            10.45            10.32         14,400
      Fidelity Overseas Fund                   30.50             30.50            24.89            27.42            851
      Fidelity Asset Manager Fund              15.70             16.11            14.71            15.50          5,618
      Fidelity Retirement Money
          Market Fund                           1.00              1.00             1.00             1.00        211,303


                                                               2000 quarters ended                              Units at
                                        ------------------------------------------------------------------    December 31,
                                          March 31           June 30       September 30      December 31          2000
                                        --------------    --------------   --------------   --------------    --------------
      Armstrong Holdings, Inc.
          common stock                  $      17.88             15.30            11.94             2.07          4,012
      Fidelity Magellan Fund                  143.25            134.63           133.84           119.30          1,667
      Fidelity Equity Income Fund              50.62             50.37            53.71            53.43          4,326
      Fidelity Intermediate Bond
          Fund                                  9.75              9.75             9.86            10.04         11,899
      Fidelity Overseas Fund                   48.27             45.73            42.42            34.37            676
      Fidelity Asset Manager Fund              19.05             18.80            19.11            16.82          4,495
      Fidelity Retirement Money
          Market Fund                           1.00              1.00             1.00             1.00        191,616

                             TRIANGLE PACIFIC CORP.
                     NON-UNION HOURLY EMPLOYEES' 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


(5)  Investments

     The following investments exceed 5% of the Plan's net assets available for Plan benefits at December 31, 2001 and 2000:

                                                                 Fair value
                                                         -----------------------
                                                            2001        2000
                                                         -----------  ----------

     Fidelity Magellan Fund                             $   193,254     198,914
     Fidelity Equity Income Fund                            254,022     231,114
     Fidelity Intermediate Bond Fund                        148,607     119,463
     Fidelity Asset Manager Fund                             87,073      75,608
     Fidelity Retirement Money Market Fund                  211,303     191,616
     Other - less than 5%                                    35,270      31,525
                                                         -----------  ----------

          Total investments                             $   929,529     848,240
                                                         ===========  ==========

     During 2001 and 2000, the Plan's investments had net realized and unrealized gains (losses) as follows:

                                                              2001        2000
                                                           ----------  ---------

     Common stock                                         $    3,413    (12,752)
     Equity funds                                            (51,391)   (34,340)
     Fixed income funds                                        3,411      3,251
     Equity/fixed income funds                                (6,139)    (6,462)
                                                           ----------  ---------
          Net depreciation in fair value of investments   $  (50,706)   (50,303)
                                                           ==========  =========

     The components of investment income for the years ended December 31, 2001 and 2000 are as follows:

                                                              2001        2000
                                                           ----------  ---------
     Investment income (loss):
         Interest and dividend income                    $    30,615     52,944
         Net depreciation in fair value of investments       (50,706)   (50,303)
                                                           ----------  ---------
                                                         $   (20,091)     2,641
                                                           ==========  =========

(6)  Tax Status of the Plan

     The Company has not yet received a determination letter from the Internal Revenue Service as of December 31, 2001. However, the Plan administrator and the Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

                             TRIANGLE PACIFIC CORP.
                     NON-UNION HOURLY EMPLOYEES' 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


(7)  Plan Termination

     Although it has not expressed intent to do so, the Plan administrator has the right to terminate the Plan at any time, subject to the provisions of ERISA.

(8)  Related-Party Transactions

     Certain Plan investments are shares of common stock of Armstrong Holdings, Inc. and shares of mutual funds managed by Fidelity Investments. Armstrong Wood Products, Inc. is a wholly owned subsidiary of Armstrong World Industries, Inc. Fidelity Management Trust Company is the Trustee as defined by the Plan. Therefore, transactions involving these entities or funds qualify as party-in-interest transactions.

(9)  Subsequent Events

     Effective January 1, 2002, the Company's board of directors renamed the Plan to Armstrong Wood Products, Inc. Non-Union Hourly Employees' 401(k) Plan.

     Additionally, the Plan was amended due to changes in various legislation and governmental regulations. These amendments were compliance related and no changes were made to the design of the Plan.

     Subsequent to December 31, 2001, the date for valuation of plan assets provided herein, the value of plan investments has changed, and some have fallen significantly from their values shown here.

                                                                      Schedule 1

                             TRIANGLE PACIFIC CORP.
                     NON-UNION HOURLY EMPLOYEES 401(k) PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

        Identity of issuer                        Description of investment            Current value
------------------------------  ---------------------------------------------------  -----------------
Armstrong Holdings, Inc.*       Common stock                                       $           5,133
Fidelity Investments*           Fidelity Magellan Fund                                       193,254
Fidelity Investments*           Fidelity Equity Income Fund                                  254,022
Fidelity Investments*           Fidelity Intermediate Bond Fund                              148,607
Fidelity Investments*           Fidelity Overseas Fund                                        23,337
Fidelity Investments*           Fidelity Asset Manager Fund                                   87,073
Fidelity Investments*           Fidelity Retirement Money Market Fund                        211,303
Participant loans*              Loans to participants                                          6,800
                                                                                     -----------------
                                         Total investments                         $         929,529
                                                                                     =================

* Party-in-interest


See accompanying independent auditors' report.